March 4, 2010

Heng W. Chen
Chief Financial Officer
Cathay General Bancorp
777 North Broadway
Los Angeles, California 90012

Re: Cathay General Bancorp
    Form 10-K for December 31, 2008
    File Number 0-18630

Dear Mr. Chen:

      We have considered your letter to us dated January 26, 2010, responding to our letter of December 29, 2009, as well as related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

      1. In your 8-K filed on February 1, 2010, you disclose that you have entered into a Memorandum of Understanding with the Federal Reserve Bank of San Francisco and expect to enter into similar agreements with the FDIC and the California Department of Financial Institutions. Tell us about any agreements or understandings, written or oral between Cathay General and any of your financial

regulators that could have a material effect upon your operations, financial condition or the risks that you face. Also, tell us about any agreements or understandings between your financial regulators and any of your officers, directors, subsidiaries or affiliates. Discuss all material requirements of any such agreement and disclose all material actions taken, or to be taken, by Cathay General to meet the requirements of any or all of your agreements with your regulators. Also, revise your Management's Discussion and Analysis to specifically discuss management's view of the impact of the requirements of any regulatory agreement and the effect of any restrictions imposed by any agreement with your financial regulators upon your operations, capital and liquidity. Also, revise your disclosure to discuss any material impact upon your financial statements, liquidity or capital.

Form 10-Q filed for the Quarter Ended September 30, 2009

Managements' Discussion and Analysis of Operations of Financial Condition and Results of Operations

Critical Accounting Policies, page 31

2. We note your response to prior comment 2 and the proposed disclosures which will be included in future filings. In light of the significant changes made to your allowance methodology during 2009, please provide us with a detailed analysis of how you determined that your prior methodologies produced an appropriate measure of credit losses inherent in your loan portfolio and that your allowance for loan losses was not understated in any prior period. Specifically address the following in your response:

- Address the significant amount of net charge-offs recognized during 2009 ($219.3 million) compared to your allowance for loan losses at December 31, 2008 ($122.1 million) and how you determined that your prior allowance was appropriate given the amount of charge-offs ultimately realized.

- Discuss how you determined that a four year economic cycle is an appropriate proxy for your historical loss look-back period given the significant deterioration in the real estate market over the past two fiscal years, particularly in your market area.

Troubled Debt Restructurings, page 46

3. Please revise your future filings to disclose the following information related to your troubled debt restructurings:

    - TDRs quantified by loan type classified separately as accrual/non-accrual;

    - Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status;

    - Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different types of concessions.

4. As a related matter, please tell us and revise your future filings to disclose whether you have performed any commercial real estate (CRE) workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:

    - Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;
    - Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;
    - Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;
    - Clarify whether the B note is immediately charge-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;
    - Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and
    - Clarify your policy for returning the A note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.

5. We note your reference to interest reserves in the first paragraph on page 46. Please tell us and revise your future filings to disclose the following with respect to the establishment of such reserves:

    - Disclose the amount of such loans and the accompanying interest reserves as of each period-end;
    - Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan;
    - Disclose whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;
    - Describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves; and
    - Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

Impaired Loans, page 46

6. We note your response to prior comment 4. Given the significant deterioration in real estate values in your primary market area and the fact that 94% of your impaired loans at September 30, 2009 are collateral dependent, we believe that additional disclosure is necessary in order to more clearly explain why a specific allowance was not required for the majority of your impaired collateral-dependent loans. In this regard, please revise your future filings to quantify the amount of impaired loans that did not require a specific allowance because any collateral shortfalls were charged-off. To the extent that there are still a significant amount of impaired loans without an allowance for which charge-offs have not been recognized, please clarify how you measured impairment on these loans and reconcile the significant deterioration in real estate values in your primary market area with your impairment conclusions.

7. As a related matter, please provide us with a detail of your five largest impaired loans at September 30, 2009, which includes a discussion of the following:

- when the loan was originated;
- when the loan became impaired;
- the amount of any charge-offs recognized for the loan, as applicable;
- the underlying collateral supporting the loan;
- the last appraisal obtained for the loan, as applicable; and
- any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

Condensed Consolidated Balance Sheet, page 12 - Goodwill

8. We note the Company performed its annual goodwill impairment testing during the fourth quarter of fiscal 2009. Please provide us with the following as it relates to the testing performed:

- Address each reporting unit identifying the respective unit fair value, carrying amounts, and unit goodwill;
- Disclose the percentage by which fair value exceeded carrying value of each reporting unit as of the date of the most recent test;
- For each unit that was tested for impairment provide a description of the methods and key assumptions used and how the key assumptions were determined in deriving unit fair value;
- Provide a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time);
- Address the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

Please direct any questions on accounting matters to Mark Thomas, Staff Accountant, at 202-551-3452, or to Hugh West, Accounting Branch Chief, at 202-551-3872. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX: Heng W. Chen
FAX number 626-279-3669